UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee
Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the Plan) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern of the Plan Sponsor

As discussed in Note 8 to the financial statements, the negative impact to the financial position of the Plan sponsor as a result of declining industry conditions and substantial outstanding debt has raised substantial doubt about the Plan sponsor's ability to continue as a going concern. The Plan sponsor has engaged advisors to assist with the evaluation of strategic alternatives, which may include, but not be limited to, seeking restructuring, amendment or refinancing of existing debt through a private restructuring or reorganization under the protection of Chapter 11 of the United States Bankruptcy Code. Our opinion is not modified with respect to this matter.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.
/s/ HoganTaylor LLP Oklahoma City, Oklahoma June 25, 2020

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments at fair value (See Note 3)	$596,980,599	$506,863,206
Receivables:
Notes receivable from participants	6,453,745	6,656,779
Participant contributions	—	82,329
Employer contributions	—	77,041
Total assets	603,434,344	513,679,355

Liabilities:
Accrued administrative expenses	30,322	37,683
Total liabilities	30,322	37,683
Net assets available for benefits	$603,404,022	$513,641,672

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019
Additions:
Investment income:
Dividends and interest	$3,228,210
Net appreciation in fair value of investments	95,511,981
Total investment income	98,740,191

Interest on notes receivable from participants	347,349

Contributions:
Employer	29,045,385
Participant	30,244,012
Rollovers	2,857,094
Total contributions	62,146,491
Total additions	161,234,031

Deductions:
Benefits paid to participants	(71,055,599)
Administrative expenses	(416,082)
Total deductions	(71,471,681)

Net increase in net assets available for benefits	89,762,350

Net assets available for benefits:
Beginning of year	513,641,672
End of year	$603,404,022

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation ("Chesapeake") and its subsidiaries (collectively with Chesapeake, the “Company”), except for employees covered by a collective bargaining agreement, leased employees, nonresident aliens and residents of Puerto Rico. Temporary employees, student mechanics and interns who have reached 21 years of age and have completed at least 1,000 Hours of Service, as defined in the Plan document, are eligible to participate in the Plan. There is no age or service requirement for all other nonexcluded employees. Eligible employees are automatically enrolled in the Plan 30 days after the date of hire, or after meeting eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by a committee of Chesapeake employees appointed by and serving at the direction of Chesapeake (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for duties related to selecting and monitoring the investment options provided under the Plan. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Chesapeake employees who are appointed by and serve at the direction of Chesapeake (the “Investment Committee”).
Fidelity Management Trust Company ("Fidelity") serves as trustee and record keeper for the Plan.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 75% of performance-related bonus compensation, as defined in the Plan document, subject to certain limitations ($19,000 in 2019). Participants who are age 50 and above may elect to make additional “catch-up” contributions ($6,000 in 2019). Participants may also contribute amounts representing rollover distributions from other qualified plans. Effective January 1, 2019, Roth and After-tax contribution options for participants were added to the Plan.
Eligible employees are automatically enrolled in the Plan with a 4% deferral rate. Eligible employees who do not wish to participate in the Plan may affirmatively elect to opt out, or they may elect a different deferral percentage.
The Company matches 100% of participant contributions up to 15% of participant eligible compensation. The Company's matching contributions totaled $29,045,385 in 2019. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made for the year ended December 31, 2019.
The Company’s matching contributions are made in cash. Participants may direct the contributions in any of the investment options available to the Plan under or through the Plan documents, and may request the transfer of amounts resulting from those contributions between such investment options.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's matching contributions and allocations of the Company's profit sharing contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting of the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 65. A participant becomes 100% vested after five years of credited service under a graded vesting schedule. Effective February 1, 2019, the Plan was amended as a result of Chesapeake's acquisition of WildHorse Resource Development Corporation ("WildHorse") to allow for a participant's service with WildHorse to count as years of service for purposes of vesting under the Plan.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12-month period, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1% at the time of loan origination. The prime rate as of December 31, 2019 was 4.75%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2019 ranged from 3.25% to 6.50%, with loans maturing at various dates through 2029.
Upon termination, participants may choose to pay the loan in full within 60 days, set up direct deposit to continue paying back the loan, or default on the loan.
If a participant defaults on the loan, the participant's loan balance is reduced and a benefit payment is recorded as a deemed distribution. There were no deemed distributions in 2019.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or individual retirement account. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock. Upon termination, automatic distributions are required for balances of less than $5,000. Automatic distributions above $1,000 made without the participant's consent are rolled into an individual retirement account designated by the Trustee. Generally, certain minimum distributions are required for participants who have separated from service and have reached age 70½. The Plan allows hardship withdrawals, subject to account balance limits and applicable laws.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $521,564 and $387,377 as of December 31, 2019 and 2018, respectively. For the year ended December 31, 2019 and 2018, forfeitures in the amount of $144,115 and $389,172 were used to pay Plan administrative expenses and to reduce Company contributions, respectively.
Administrative Expenses
Trustee and recordkeeper fees are paid by the participants through a fixed per-participant based fee structure excluding those participants that have balances under $2,000. For participants with balances under $2,000, the fees are paid by Chesapeake. Certain administrative expenses, such as annual audit fees, are paid by Chesapeake and are not included in these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.
The Plan allows certain administrative expenses to be paid from Plan assets. Investment expenses netted against investment income represent amounts associated with the net expense ratios of the investments in the Plan's investment fund lineup. The Plan participates in an agreement with the Trustee, where excess revenue may be returned and deposited into an unallocated revenue credit account. The amounts in the

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

unallocated revenue credit account may be used to pay reasonable and necessary Plan expenses or may be allocated to participants. During the year ended December 31, 2019, the Plan used $48,552 to pay certain Plan expenses. As of December 31, 2019 and 2018, there were $79,680 and $75,309 in unallocated funds in the revenue credit account, respectively.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan measures fair value as required by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. See Note 3 for the fair value measurement disclosures associated with the Plan's investments.
Purchases and sales of securities are recorded on a trade-date basis. Investment income (loss) is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
3.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The three levels of hierarchy based on reliability of inputs are as follows:

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following is a description of the Plan's valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of mutual funds, cash equivalents, and stocks. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices.
Collective Trust Funds: Valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. There are no unfunded commitments relating to the collective trust funds at December 31, 2019 and 2018. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner. Additionally, the Plan invests in a stable value collective trust fund with a 12-month redemption notice period.
The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table provides by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2019
Common stock
Employer security	$11,427,085	$—	$—	$11,427,085
Mutual funds
Government money market	1,057,858	—	—	1,057,858
International equity	13,683,928	—	—	13,683,928
Large U.S. equity	66,414,844	—	—	66,414,844
Small/Mid U.S. equity	40,661,288	—	—	40,661,288
Fixed income	5,534,356	—	—	5,534,356
Self-directed brokerage account	7,663,617	—	—	7,663,617
Total assets in fair value hierarchy	$146,442,976	$—	$—	$146,442,976
Investments measured at net asset value (a)				450,537,623
Total investments				$596,980,599

December 31, 2018
Common stock
Employer security	$23,367,965	$—	$—	$23,367,965
Mutual funds
Government money market	866,274	—	—	866,274
International equity	10,977,020	—	—	10,977,020
Large U.S. equity	53,274,239	—	—	53,274,239
Small/Mid U.S. equity	36,967,972	—	—	36,967,972
Self-directed brokerage account	5,991,588	—	—	5,991,588
Total assets in fair value hierarchy	$131,445,058	$—	$—	$131,445,058
Investments measured at net asset value (a)				375,418,148
Total investments				$506,863,206
___________________________________________

(a)
In accordance with ASC subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

4. Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2019, there were 873 purchases of Chesapeake common stock for a total purchase price of $6,745,368 and 468 sales of Chesapeake common stock for a total selling price of $3,862,203. The closing market price for Chesapeake common stock as of December 31, 2019 and December 31, 2018 was $166 and $420, respectively. Share price information has been retroactively adjusted to reflect a 1-for-200 (1:200) reverse stock split effective April 14, 2020.
Additionally, certain Plan investments are in mutual funds managed by Fidelity. Certain fees incurred by the Plan are included in net appreciation in fair value of investments. The Plan also made direct payments to Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
5.    Tax Status
The Company adopted a Volume Submitter Profit Sharing Plan (the VSPS Plan) sponsored by the Fidelity Management and Research Company. The Internal Revenue Service has determined and informed the VSPS Plan sponsor by a favorable opinion letter dated March 31, 2014, that the VSPS Plan is designed in accordance with the applicable sections of the Code. The VSPS Plan's opinion letter is relied upon by the Plan. Although the Plan has been amended since receiving the opinion letter, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's tax-exempt status
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2016.
6.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event that the Plan is discontinued, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.
7.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2019 and 2018, as reflected in the accompanying financial statements, to the Plan's Form 5500, which is filed with the Department of Labor (the "Form 5500.")

	2019	2018
Net assets available for benefits per the financial statements	$603,404,022	$513,641,672
Exclude: Current year accrued administrative expenses	—	37,683
Net assets available for benefits per the Form 5500	$603,404,022	$513,679,355

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following is a reconciliation of changes in net assets available for the year ended December 31, 2019, as reflected in the accompanying financial statements, to the Form 5500:

2019
Administrative expenses per the financial statements	$(416,082)
Add: Prior year accrued administrative expenses	(37,683)
Administrative expenses per the Form 5500	$(453,765)
8.     Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. In addition, on January 30, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
As a result of the impacts to the Company's financial position resulting from declining industry conditions and in consideration of the substantial amount of long-term debt outstanding, the Company has engaged advisors to assist with the evaluation of strategic alternatives, which may include, but not be limited to, seeking a restructuring, amendment or refinancing of existing debt through a private restructuring or reorganization under Chapter 11 of the United States Bankruptcy Code. However, there can be no assurances that the Company will be able to successfully restructure its indebtedness, improve its financials position or complete any strategic transactions. As a result of these uncertainties and the likelihood of a restructuring or reorganization, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern.
9.     Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
On March 27, 2020, the President signed into law the Coronavirus Aid, Relief, and Economic Security Act (the "CARES" Act). The CARES Act provides immediate and temporary support for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document, provided the Plan document is retroactively amended on or before December 31, 2022. Plan management has adopted the following relief provisions included in the CARES Act and continues to evaluate other provisions:

•
For coronavirus-related distributions made before December 31, 2020, to qualified individuals, as defined in the CARES Act, the maximum distribution is the lesser of the vested portion of the participant's account balance in the Plan or $100,000. In addition, for active employees, a coronavirus-related distribution may be repaid at any time during a three-year period beginning on the day after the date on which the distribution was received.

•
For qualified individuals with outstanding loans, loan repayments may be deferred during the period March 27, 2020 through December 31, 2020. The term of the loan will be extended by the length of the deferment period and adjusted for accrued interest.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2019

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	**	$11,427,085
*	Fidelity Government Cash Reserve	Mutual Fund	**	1,057,858
	Vanguard Target Income Fund	Common/Collective Trust Fund	**	3,847,841
	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust Fund	**	3,423,934
	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust Fund	**	19,868,392
	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust Fund	**	20,680,047
	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust Fund	**	34,251,914
	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust Fund	**	20,776,950
	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust Fund	**	46,337,513
	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust Fund	**	50,957,425
	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust Fund	**	66,679,717
	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust Fund	**	29,886,681
	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust Fund	**	5,179,124
	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust Fund	**	1,482,033
	Vanguard Institutional Index Fund	Mutual Fund	**	66,414,844
	Vanguard Extended Market Index Fund	Mutual Fund	**	40,661,288
	Vanguard FTSE All-World Index Fund	Mutual Fund	**	13,683,928
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	4,949,746
	PIMCO All Asset Fund Institutional Class	Mutual Fund	**	584,610
	SMID Cap Research Equity (Series 1)	Common/Collective Trust Fund	**	28,571,489
	Artisan International Growth Trust	Common/Collective Trust Fund	**	25,559,036
	Prudential Core Plus Bond Fund Class 5	Common/Collective Trust Fund	**	16,576,901
	Wells Fargo Synthetic Stable Value Fund	Common/Collective Trust Fund	**	22,314,330
	JPMorgan Analyst LargeCap Plus Core	Common/Collective Trust Fund	**	54,144,296
*	Fidelity Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	**	7,663,617
	Total Investments			596,980,599
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 6.50% due through 2029		6,453,745
	Total			$603,434,344
___________________________________________
* Identifies parties-in-interest.
** Cost not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 25, 2020

EXHIBIT INDEX

Exhibit	Description
23	Consent of HoganTaylor LLP